Exhibit 99.1
For Immediate Release
Special Committee of Qiao Xing Mobile Communication Co., Ltd. Informs Parent
Company that it Continues to Analyze Parent’s Acquisition Proposal

BEIJING, Sept. 22 /PRNewswire-Asia-FirstCall/ — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM — News), a manufacturer of mobile handsets in the People’s Republic of China, today announced that the special committee of its board of directors has provided a letter to Qiao Xing Universal Resources, Inc. (Nasdaq: XING, or “XING”) stating as follows:
The Special Committee (the “Special Committee”) of the board of directors of Qiao Xing Mobile Communication Co., Ltd (“QXM”) wishes to provide you with an update with respect to the status of its response to the offer of Qiao Xing Universal Resources, Inc (“XING”) to acquire all of the outstanding shares of QXM that it does not currently own (the “Minority Shares”), by way of a Scheme of Arrangement under British Virgin Islands law (the “Proposed Offer”). The Special Committee is continuing its process to evaluate the Proposed Offer with the assistance of its advisors and, as you may be aware, has requested additional information from both QXM and XING. The Special Committee will respond to the Proposed Offer as soon as is practicable. However, the Special Committee will not have completed its work in time to meet the September 22, 2010 response deadline that XING has imposed. Please be assured that the Special Committee is working carefully and diligently with its advisors to evaluate the Proposed Offer in a manner consistent with the best interests of QXM and the holders of the Minority Shares.
In this regard, the Special Committee has received, and is considering, communications from several institutional shareholders of QXM in which such shareholders have indicated that they did not believe the Proposed Offer was sufficient and that they did not support the Proposed Offer, noting among other things that as of June 30, 2010 both the net asset value per share, and the cash value per share, of QXM was substantially in excess of the value per share of QXM represented by the Proposed Offer. This information is relevant. We have provided copies of such communications to XING for XING’s information and consideration.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a manufacturer of mobile handsets in China. QXM manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, QXM develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com .
Safe Harbor Statement
This announcement contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of

September 22, 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Phone: +86-10-8219-3883
Email: wangjinglu@cectelecom.com